EXHIBIT 99.2

Interim Management’s Discussion and Analysis for the Third fiscal quarter ended
September 30, 2005

Exhibit 99.2

management’s discussion and analysis

October 27, 2005

This Management’s Discussion and Analysis (MD&A) contains forward-looking statements. These statements are based on certain estimates and assumptions and involve risks and uncertainties. Actual results may differ materially. See page 15 for additional information.

This MD&A should be read in conjunction with our September 30, 2005 unaudited interim consolidated financial statements and notes. Readers should also refer to our MD&A on pages 14 to 53 of our 2004 Annual Report and to our 2004 Annual Information Form. All financial information is reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles (GAAP) unless noted otherwise. The financial measures cash flow from operations and cash and total operating costs per barrel, referred to in this MD&A, are not prescribed by GAAP and are outlined and reconciled in “Non GAAP Financial Measures” on page 14.

Certain amounts in prior years have been reclassified to enable comparison with the current year’s presentation. Base operations refer to Oil Sands mining and upgrading operations.

Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (mcf) of natural gas : one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead

References to “we,” “our,” “us,” “Suncor,” or “the company” mean Suncor Energy Inc., its subsidiaries and joint venture investments, unless the context otherwise requires.

The tables and charts in this document form an integral part of this MD&A.

Additional information about Suncor filed with Canadian securities commissions and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and our Annual Information Form (AIF/40-F) is available on-line at www.sedar.com and www.sec.gov.

selected financial information

Industry Indicators

	3 months ended September 30		9 months ended September 30
(average for the period)	2005	2004	2005	2004
West Texas Intermediate (WTI) crude oil US$/barrel at Cushing	63.20	43.90	55.40	39.10
Canadian 0.3% par crude oil Cdn$/barrel at Edmonton	76.40	56.60	68.30	51.20
Light/heavy crude oil differential US$/barrel — WTI at Cushing less Lloyd Blend at Hardisty	19.20	12.85	19.90	11.60
Natural Gas US$/mcf at Henry Hub	8.25	6.35	7.10	6.00
Natural Gas (Alberta spot) Cdn$/mcf at AECO	8.15	6.70	7.40	6.70
New York Harbour 3-2-1 crack (1) US$/barrel	14.45	6.75	9.60	7.55
Exchange rate: Cdn$:US$	0.84	0.77	0.82	0.75

(1)          New York Harbour 3-2-1 crack is an industry indicator measuring the margin on a barrel of oil for gasoline and distillate. It is calculated by taking two times the New York Harbour gasoline margin plus one times the New York Harbour distillate margin and dividing by three.

Outstanding Share Data (as at September 30, 2005)
Common shares	457 287 881
Common share options — total	19 377 539
Common share options — exercisable	9 709 999

Summary of Quarterly Results

($ millions,								2003 Quarter
except per	2005 Quarter ended			2004 Quarter ended				ended
share data)	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31
Revenues	3 142	2 380	2 061	2 321	2 326	2 212	1 806	1 709
Net earnings	341	112	98	333	337	202	216	301
Net earnings attributable to common shareholders per share
Basic	0.75	0.24	0.22	0.73	0.74	0.44	0.48	0.67
Diluted	0.73	0.24	0.21	0.72	0.73	0.43	0.46	0.61

ANALYSIS OF CONSOLIDATED STATEMENTS OF EARNINGS AND CASH FLOWS

Net earnings for the third quarter of 2005 were $341 million, compared to $337 million for the third quarter of 2004. The increase in net earnings was primarily due to:

•                  an increase in the average price realization for Oil Sands crude oil to $56.01 per barrel in the third quarter of 2005 from $44.08 per barrel during the third quarter of 2004. The price increase was due mainly to an increase in the average benchmark WTI crude oil price, partially offset by widening light/heavy differentials and a lower percentage of high value products in Oil Sands sales mix due to reduced upgrading capacity as a result of the fire. The price increase was also partially offset by a 9% strengthening of the Canadian dollar compared to the U.S. dollar. Because crude oil is sold based on U.S. dollar benchmark prices, the stronger Canadian dollar reduces the realized value of Suncor’s products.

•                  higher refining margins and sales volumes at our U.S. downstream operations.

•                  fire insurance proceeds net of the write off of damaged assets and related expenses that increased net earnings by $135 million (see page 7).

•                  lower net financing expenses primarily due to higher levels of capitalized interest.

These positive impacts were partially offset by a decrease in Oil Sands crude oil production as a result of the fire that occurred in the first quarter of 2005 (see page 7), which resulted in reduced sales volumes and revenues. Earnings were also negatively impacted by lower unrealized foreign exchange gains on our U.S. dollar denominated long-term debt, higher royalty expense and higher stock based compensation expense.

Cash flow from operations in the third quarter was $651 million, compared to $585 million in the same period of 2004. Cash flow from operations was higher due primarily to net insurance proceeds, higher refining margins and volumes at our U.S. downstream operations and lower cash financing expense, partially offset by the impacts of the fire on sales volumes.

Net earnings for the first nine months of 2005 were $551 million compared to $755 million in the same period of 2004. In addition to the third quarter factors listed above, the decrease in net earnings was also due to lower refining margins in our Canadian downstream operations and a first quarter 2004 1% reduction in the Alberta corporate income tax rate. This tax rate adjustment resulted in a $53 million one time reduction in non-cash income taxes in the first quarter of 2004 compared to no reduction in the first quarter of 2005.

Cash flow from operations for the first nine months of 2005 was $1,250 million, compared to $1,489 million in the first nine months of 2004. Excluding the tax rate adjustments, the decrease was primarily due to the same factors that impacted net earnings for the first nine months of 2005.

Our effective tax rate for the nine months ended September 30, 2005 was 39%, compared to 33% for the same period of 2004. The increase in the 2005 effective tax rate was due to the proportionately lower Oil Sands earnings relative to consolidated earnings. As a result, earnings subject to a higher effective tax rate (our Natural Gas business unit), and the large corporations tax (which is a capital tax insensitive to earnings) had a greater impact on the overall effective tax rate. The effective tax rate in the first nine months of 2004 was also impacted by a revaluation of future taxes following the Alberta tax rate reduction. The effective tax rate for 2005 is expected to be approximately 37%.

NET EARNINGS COMPONENTS

This table explains some of the factors impacting net earnings on an after-tax basis. For comparability purposes readers should rely on the reported net earnings that are presented in our unaudited interim consolidated financial statements and notes in accordance with Canadian GAAP.

	3 months ended September 30		9 months ended September 30
($ millions, after tax)	2005	2004	2005	2004
Net earnings before the following items	153	273	268	698
Firebag in-situ start-up costs (1)	—	—	—	(14)
Oil Sands fire accrued insurance proceeds (1)	135	—	248	—
Impact of income tax rate reductions on opening future income tax liabilities	—	—	—	53
Unrealized foreign exchange gains on U.S. dollar denominated long-term debt	53	64	35	18
Net earnings as reported	341	337	551	755

(1)  Before deduction of Alberta Crown Royalties.

ANALYSIS OF SEGMENTED EARNINGS AND CASH FLOW

Oil Sands

Oil Sands recorded 2005 third quarter net earnings of $253 million, compared with $263 million in the third quarter of 2004. Net earnings were lower as a result of the January fire. The fire resulted in lower production and sales volumes and a less favourable sales mix of sweet crude oil and diesel fuel compared to sour crude and bitumen. Despite the impacts of the fire, revenues were virtually unchanged in the third quarter of 2005 compared to the third quarter of 2004 as decreased sales volumes were offset by an increase in the average realization for Oil Sands crude products, primarily reflecting a 44% increase in average benchmark WTI crude oil prices, and net fire insurance proceeds accrued or received during the third quarter of 2005.

Purchases of crude oil were $8 million before tax in the third quarter of 2005 compared to $33 million before tax in the third quarter of 2004. Purchases of crude oil were higher in the third quarter of 2004 due to the repurchase of crude oil originally sold to a variable interest entity.

Operating expenses were $281 million before tax in the third quarter of 2005 compared to $193 million before tax in the third quarter of 2004. The increase was due primarily to higher maintenance costs on the undamaged upgrader, and higher natural gas costs reflecting higher natural gas prices as well as increased gas consumption at our in-situ operations. Depreciation, depletion and amortization expense decreased to $112 million before tax in the third quarter of 2005 from $126 million before tax during the same period in 2004. The decrease in Oil Sands production has led to lower amortization of deferred overburden.

Alberta Crown royalty expense was $136 million before tax in the third quarter of 2005 compared to $122 million before tax in the third quarter of 2004. The increase was due to higher commodity prices and net fire insurance proceeds partially offset by lower production as a result of the fire and higher capital and operating cost deductions. See page 7 for a discussion of Alberta Oil Sands Crown royalties.

Cash flow from operations was $445 million in the third quarter of 2005, compared to $509 million in the third quarter of 2004. Excluding the impact of depreciation, depletion and amortization, the decrease was primarily due to the same factors that impacted net earnings. Because of the fire, we continued to redeploy some of our mining resources to overburden removal in the third quarter. For further details on cash flow from operations as a non GAAP financial measure, see page 14.

Net earnings for the nine months ended September 30, 2005 were $487 million, compared to $733 million for the nine months ended September 30, 2004. The decrease is due primarily to reduced sales volumes as a result of the fire, partially offset by higher benchmark WTI crude oil prices and net fire insurance proceeds.

Cash flow from operations for the first nine months of 2005 was $912 million compared to $1,295 million in the first nine months of 2004. The decrease was primarily due to the same factors that impacted net earnings, excluding the impact of non-cash income tax adjustments in 2005 and 2004.

Oil Sands production during the third quarter of 2005 averaged 148,200 barrels per day (bpd), comprised of 125,200 bpd of upgraded crude oil from base operations and 23,000 bpd of bitumen production from in-situ operations. This compares to production of 237,500 bpd during the third quarter of 2004 comprised of 230,200 bpd of upgraded crude oil from base operations and 7,300 bpd of bitumen production from in-situ operations. In-situ production in the third quarter of 2004 was negatively impacted by unscheduled maintenance on the facility’s water treatment system.

Sales during the third quarter of 2005 averaged 144,500 bpd, compared with 226,400 bpd during the third quarter of 2004. The sales mix of higher value diesel fuel and sweet crude products decreased to 56% in the third quarter of 2005, compared to 63% in the third quarter of 2004 reflecting the negative impact of the fire and increased bitumen sales from our in-situ operations. Sales prices averaged $56.01 per barrel during the third quarter of 2005 compared to $44.08 per barrel in the third quarter of 2004.

During the third quarter, cash operating costs for base operations averaged $22.60 per barrel, compared to $10.50 per barrel during the third quarter of 2004. The increase in cash operating costs per barrel is due to the impact of higher cash operating expenses as well as fewer barrels of base operations production as a result of the fire. For further details on cash operating costs as a non GAAP financial measure, including the calculation and reconciliation to GAAP measures refer to page 14.

Oil Sands Fire

On January 4, 2005, a fire damaged Upgrader 2 reducing production from base operations to approximately 122,000 bpd for the nine months ended September 2005. In September 2005, repairs to the damaged components were completed and Oil Sands base operations returned to full production capacity.

We carry property loss and business interruption (BI) insurance policies with a combined coverage limit of up to US$1.15 billion, net of deductible amounts, which is expected to significantly mitigate, upon receipt of these funds, the financial impact of the fire on our balance sheet.

The primary property loss policy of US$250 million has a deductible per incident of US$10 million. During the third quarter of 2005 we received $60 million (US$50 million) from the property loss policy bringing total proceeds received to date to $115 million (US$95 million).

The primary BI policy of US$200 million has a deductible of 30 days from the date of the fire. Additional coverage of US$700 million is also available towards our BI claim with a deductible of 90 days from the date of the fire. During the third quarter of 2005 we received $213 million (US$183 million) in proceeds from our BI policies including $166 million (US$143 million) received in October 2005. Total BI proceeds recorded for the nine months ended September 30, 2005 were $410 million (US$343 million). The primary BI policy has been received in full.

BI proceeds are treated in the same manner for royalty purposes as the revenues they replace and accordingly attract Alberta Crown royalties (see below).

Oil Sands Growth Update

In early October, Oil Sands successfully commissioned an expansion to our base operations and increased our production capacity to 260,000 bpd. Construction of a second vacuum unit, a key component in reaching this milestone, was completed on schedule and on budget. With the increase in upgrading capacity in the fourth quarter of 2005, we expect bitumen produced from our in-situ operations to flow to the base operation for upgrading. In the past, nearly all in-situ bitumen production was sold directly to the market. We began steaming Firebag Stage 2 during the third quarter of 2005 and expect bitumen production to begin during the fourth quarter of 2005, gradually increasing through 2006.

See page 12 for an update on our significant growth projects currently in progress.

Oil Sands Crown Royalties and Cash Income Taxes

Crown royalties in effect for Oil Sands operations require payments to the Government of Alberta, based on annual gross revenues less related transportation costs (R), less allowable costs (C), including the deduction of certain capital expenditures (the 25% R-C royalty) for each project, subject to a minimum payment of 1% of R. In April 2004, the Alberta government confirmed it would modify our royalty treatment because it does not recognize the Firebag in-situ facility as an expansion to our existing Oil Sands Project. Accordingly, for Alberta Crown royalty purposes, our oil sands operations are considered two separate projects: base oil sands mining and associated upgrading operations with royalties based on upgraded product values and the current Firebag in-situ project with royalties based on bitumen values. Alberta Oil Sands Crown royalties may be subject to change as policies arising from the Government’s position are finalized and audits of 2004 and prior years are completed. Changes to the estimated amounts previously recorded will be reflected in our financial statements on a prospective basis and may be significant.

Oil Sands third quarter pretax Alberta Crown royalty estimate of $136 million ($88 million after tax) was based on:

•                  average 2005 crude oil pricing of approximately US$58.85 WTI per barrel (based on an average price of US$55.40 WTI per barrel for the first nine months of 2005, as well as 2005 forward crude oil pricing at September 30, 2005 of US$69.60 per barrel for the remainder of the year);

•                  current forecasts of capital and operating costs for the remainder of 2005;

•                  an average annual Cdn$/US$ exchange rate of $0.83;

•                  business interruption insurance proceeds of $213 million recorded in the third quarter and $410 million for the first nine months of the year, which are considered to be R for the purposes of the calculation of Alberta Crown royalties.

Using these assumptions, we estimate 2005 annualized pretax royalties to be approximately $546 million ($349 million after tax), compared to $407 million ($260 million after tax) in 2004. The increase from our estimate in the second quarter of $500 million is due mainly to higher commodity price assumptions and the receipt of additional BI insurance proceeds.

Alberta Crown royalties payable in 2005 and subsequent years continue to be highly sensitive to, among other factors, changes in crude oil and natural gas pricing, foreign exchange rates, and total capital and operating costs for each project. In addition, 2004 was a transition year for Oil Sands as the remaining amount of prior years’ allowable costs carried forward of approximately $600 million were claimed in 2004 to reduce our 2004 Alberta Crown royalty obligation. No such carry forward of allowable costs exists for 2005 and subsequent years.

Assuming anticipated levels of operating expenses and capital expenditures for each project remain relatively constant, variability in expected Oil Sands Crown royalty expense is primarily a function of changes in expected annual Oil Sands revenue. Absent the impact of the January 4, 2005 fire, we expect Alberta Oil Sands Crown royalty expense for the period 2005 to 2007 would range from approximately 12% to 14% of total Oil Sands revenue based on WTI prices of US$40 to US$50 per barrel respectively. For subsequent years, this percentage range may decline as anticipated new in-situ production attracts royalties based on bitumen values. This royalty percentage range is based on the following assumptions: a natural gas price of US$6.25 per thousand cubic feet (mcf) at Henry Hub; a light/heavy oil differential to the U.S. Gulf Coast of US$9 per barrel, and a Cdn$/US$ exchange rate of $0.80.

Alberta Oil Sands Crown royalty expense in 2005 and 2006 may be significantly impacted by the amount and timing of the recognition of business interruption insurance proceeds. Accordingly, the range of annualized royalty expense as a percentage of revenues may differ from that stated above, and these differences may be material.

Based on our current long-term planning assumptions, the 25% R-C royalty would continue to apply to our existing Oil Sands base operations in future years and the 1% minimum royalty would apply to our Firebag Project until the next decade.

During the third quarter of 2005, we reached an agreement with the Government of Alberta on the terms and conditions of the company’s option to transition in 2009 to the generic bitumen-based royalty. The option to move to a bitumen based royalty effective January 1, 2009 was initially granted by the government in 1997 but was subject to the finalization of these terms and conditions. Should we elect to transfer to the bitumen-based royalty, future upgrading operations would not be included in the calculation of royalty expense. We would pay a royalty based on 25% of bitumen revenues, minus the amended definition of allowable costs, which will exclude upgrading costs. We have until late 2008 to decide if we will move to the generic bitumen-based royalty. This agreement does not impact the Alberta government’s position on the current royalty treatment of Firebag, or our related statement of claim filed against the Crown.

The timing of when the Oil Sands operations will be fully cash taxable is highly dependent on crude oil commodity prices and capital invested. At WTI prices between US$34 per barrel and US$50 per barrel, an average annual Cdn$/US$ foreign exchange rate of $0.80, future investment plans and certain other assumptions, we do not believe we will be fully cash taxable until the next decade. At sustained forward prices, based on the assumptions stated above, we anticipate that Oil Sands and Natural Gas operations will be partially cash taxable commencing in 2009 at WTI prices of US$34 per barrel, and in 2007 at WTI prices of US$40 per barrel to US$50 per barrel, until the next decade, at which point they are expected to become fully cash taxable. However, in any particular year, our Oil Sands and Natural Gas operations may be subject to some cash income tax due to the sensitivity to crude oil and natural gas commodity price volatility and the timing of recognition of capital expenditures for tax purposes.

The information in the preceding paragraphs under “Oil Sands Crown Royalties and Cash Income Taxes” incorporates operating and capital cost assumptions included in our current budget and long-range plan, and is not an estimate, forecast or prediction of actual future events or circumstances.

Natural Gas

Natural Gas recorded 2005 third quarter net earnings of $24 million, compared with $23 million during the third quarter of 2004. Increased revenues as a result of higher natural gas prices were offset by higher dry hole costs, increased depletion, depreciation and amortization expenses and slightly lower production volumes. Realized natural gas prices in the third quarter of 2005 were $8.32 per thousand cubic feet (mcf) compared to $6.49 per mcf in the third quarter of 2004 reflecting higher benchmark commodity prices.

Cash flow from operations for the third quarter of 2005 was $104 million compared to $80 million in the third quarter of 2004. The increase was due to the impact of higher natural gas prices partially offset by lower volumes. The increased dry hole costs and depreciation and amortization expenses do not impact cash flow.

Year-to-date net earnings were $77 million, compared to $80 million in the first nine months of 2004. The decrease in year-to-date earnings resulted from lower production volumes, increased depletion, depreciation and amortization expense, increased operating, selling and general expenses, and increased dry hole costs, partially offset by higher natural gas prices.

Cash flow from operations for the first nine months of 2005 was $268 million, compared to $253 million for the first nine months of 2004, reflecting the same factors impacting cash flow from operations for the third quarter of 2005.

Our strategy calls for natural gas production to exceed natural gas purchases for internal consumption. Natural gas production in the third quarter was 200 million cubic feet (mmcf) per day, compared to 201 mmcf per day in the third quarter of 2004. We expect to meet our revised annual outlook for production of 195 to 200 mmcf per day. We also expect the revised annual production outlook to exceed our annual projected purchases for internal consumption.

Energy Marketing & Refining (EM&R) — Canada

EM&R’s Rack Back and Rack Forward organizational structures have been consolidated into one unit for the purposes of external segmented reporting. Prior year amounts have been reclassified to conform to this presentation. EM&R’s external results continue to be measured and analyzed on a margin basis.

EM&R recorded third quarter 2005 net earnings of $17 million, compared to net earnings of $29 million in the third quarter of 2004. The decrease in net earnings was primarily due to lower refining volumes, lower refinery utilization and higher energy costs. Third quarter 2005 utilization was 96%, compared to 104% in the third quarter of 2004. The decrease was due to a fire which occurred at the Sarnia refinery in July of this year. The damaged components were back in full operation in August. EM&R’s results continued to be negatively impacted by high prices for synthetic crude oil in 2005.

Refining margins on Suncor’s proprietary refined products were 9.2 cents per litre (cpl) in the third quarter of 2005, compared to 8.8 cpl in the third quarter of 2004. Retail margins were 5.4 cpl in the third quarter of 2005 compared to 3.7 cpl in the third quarter of 2004 reflecting strengthened market conditions towards the end of the third quarter of 2005.

Energy marketing and trading activities, including physical trading activities, resulted in net earnings of $2 million in the third quarter of 2005, unchanged from the third quarter of 2004.

Cash flow from operations was $44 million in the third quarter of 2005, compared to $52 million in the third quarter of 2004. The decrease was primarily due to the same factors that affected net earnings.

EM&R recorded net earnings of $19 million for the first nine months of 2005 compared to $56 million during the first nine months of 2004. The decrease reflects lower refining margins, higher energy costs, and lower mark-to-market gains on inventory related derivatives, during the first nine months of 2005.

Cash flow from operations for the first nine months of 2005 was $92 million, compared to $131 million in the first nine months of 2004. The decrease was primarily due to the same factors that affected net earnings.

Suncor’s diesel desulphurization and Oil Sands integration project at the Sarnia refinery is on budget and on schedule for completion in 2006.

See page 12 for an update on our significant projects in progress.

Refining & Marketing — U.S.A.

Refining & Marketing — U.S.A. (R&M) recorded net earnings of $50 million in the third quarter of 2005 compared to earnings of $15 million during the third quarter of 2004. Net earnings in 2005 were positively impacted by higher refinery utilizations, increased sales volumes due in part to the acquisition of the Colorado Refining Company on May 31, 2005 (see below), and higher refining and retail margins.

Cash flow from operations for the third quarter of 2005 was $82 million compared to $21 million in the third quarter of 2004. The increase was due to the same factors that increased net earnings.

Refining margins in the third quarter of 2005 averaged 8.9 cpl, compared to 5.1 cpl in the third quarter of 2004, reflecting high prices for light oil products. Refinery utilization at the Denver refinery averaged 104% in the third quarter of 2005 compared to 99% in the third quarter of 2004 when a planned maintenance shutdown occurred. A refinery shutdown originally scheduled for the third quarter of 2005 has been rescheduled to the first quarter of 2006. Retail margins in the third quarter of 2005 averaged 7.5 cpl, compared to 4.2 cpl in the third quarter of 2004.

R&M recorded net earnings of $87 million for the first nine months of 2005, compared to $24 million for the first nine months of 2004. Cash flow from operations was $152 million for the nine months ended September 30, 2005, compared to $36 million during the same period in 2004. The increases in net earnings and cash flow from operations were due to the same factors that impacted net earnings and cash flow from operations in the third quarter.

On May 31, 2005, we acquired all of the issued shares of the Colorado Refining Company, an indirect wholly-owned subsidiary of Valero Energy Corporation for total cash consideration of $62 million, including the cost for purchased crude oil, product inventories and other closing adjustments. The acquired company’s assets include a 30,000 bpd Denver refinery located adjacent to our original refinery, as well as a products terminal located in Grand Junction, Colorado.

Modifications to enable the Denver refinery to meet new regulatory requirements for low sulphur diesel fuel while also allowing the refinery to process 10,000 bpd to 15,000 bpd of oil sands sour crude are well under way. However, labour shortages and material supply issues have put upward cost pressure on the project. As a result, the $360 million cost estimate for the projects will likely increase.

See page 12 for an update on our significant capital projects in progress.

Corporate

Corporate recorded a net loss of $3 million in the third quarter of 2005, compared to a net gain of $7 million during the third quarter of 2004. The decrease was due primarily to the impact of lower unrealized foreign exchange gains on U.S. dollar denominated long-term debt of $53 million after-tax in the third quarter of 2005 compared to $64 million after-tax gain in the third quarter of 2004. As well, higher stock based compensation expenses and higher insurance costs were partially offset by lower financing expenses. Excluding unrealized foreign exchange gains on U.S. dollar denominated long term debt, financing expenses were $5 million after-tax in the third quarter of 2005 compared to $20 million after-tax in the third quarter of 2004. The decrease in financing expenses is primarily due to increased capitalized interest related to higher levels of capital projects in progress during 2005 compared to the same period in 2004.

Cash used in operations was $24 million in the third quarter of 2005 compared to $77 million in the third quarter of 2004. Cash used in operations is lower due to lower cash financing expenses and lower current income tax expense.

Corporate recorded a net loss of $119 million in the first nine months of 2005, compared to a loss of $138 million in the same period of 2004. For 2005 year-to-date, after-tax unrealized foreign exchange gains on our U.S. dollar denominated debt were $35 million, compared to after tax gains of $18 million in 2004. Excluding the impact of unrealized foreign exchange gains, the net loss for the first nine months of 2005 was only slightly lower than the same period in 2004. Higher stock based compensation and insurance related costs were offset by lower financing costs.

Cash flow used in operations was $174 million in the nine months ended September 30, 2005 compared to cash flow used in operations of $226 million in the nine months ended September 30, 2004. The decrease was due to the same factors that impacted net earnings.

Analysis of Financial Condition and Liquidity

Excluding cash and cash equivalents, short-term borrowings and future income taxes, Suncor had an operating working capital deficiency of $223 million at the end of the third quarter of 2005, compared to a deficiency of $212 million at the end of the third quarter of 2004. The increase in our working capital deficiency is due primarily to increased accounts payable balances as a result of increased construction activity and the purchase of higher volumes of feedstock and refined products at higher commodity prices. This was partially offset by higher accounts receivable balances as a result of higher commodity prices and accrued business interruption insurance proceeds.

During the third quarter of 2005, net debt increased to approximately $3.3 billion from $2.2 billion at December 31, 2004. The increase in debt levels was primarily a result of reduced cash flow from operations as a result of the January fire and increased capital spending activities. We continue to expect the financial impact of the fire on our balance sheet will be significantly mitigated by insurance proceeds. With production returned to full capacity, debt levels are expected to stabilize as cash flow from operations increase to fund our capital program. At September 30, 2005 our undrawn lines of credit were approximately $920 million. During the second quarter of 2005, we entered into a new $600 million credit facility agreement. The new facility is fully revolving for 364 days and expires in 2006. During the third quarter of 2005 we renewed $200 million of our available credit and term loan facilities. We remain on target to meet our revised 2005 capital spending program of approximately $2.7 billion (excluding costs to repair damage caused by the fire). We feel we have the capital resources from our undrawn lines of credit and cash flow from operations to fund the remainder of our 2005 capital spending program and to meet our current working capital requirements.

SIGNIFICANT CAPITAL PROJECT UPDATE

Suncor spent $876 million towards capital investing activities in the third quarter of 2005 compared to $485 million in the third quarter of 2004. A summary of the progress on our significant projects under construction is provided below.

Description	Board of Directors’ Approval	Cost Estimate(1) ($ millions)		Spent 2005 Year to Date ($ millions)	Total Spent to Date ($ millions)	Status

Oil Sands
Millennium vacuum unit	Yes	$425		$49	$441	Project is substantially complete. (2)
Firebag Stage Two	Yes	$515		$120	$540	Project is substantially complete, commissioning is under way.(2)
Coker Unit (3)	Yes	$2 100		$390	$790	Project is on schedule and on budget.
EM&R
Diesel desulphurization	Yes	$800		$225	$403	Project is on schedule and on budget.
R&M
Diesel desulphurization	Yes	$360	(4)	$228	$364	Project cost estimate
		(US$300)		(US$187)	(US$292)	is under review.(4)

(1)          Estimating and budgeting for major capital projects is a process that involves uncertainties and that evolves in stages, each with progressively more refined data and a correspondingly narrower range of uncertainty. At very early stages, when broad engineering design specifications are developed, the level of uncertainty can result in price ranges with -25% / +50% (or similar) levels of uncertainty. As project engineering progresses, vendor bids are studied, goods and materials ordered and we move closer to the build stage, the level of uncertainty narrows. Generally, when projects receive final approval from our board of directors, our cost estimates have a range of uncertainty that has narrowed to the -10% / +10% or similar range. These ranges establish an expected high and low capital cost estimate for a project. When we say that a project is “on budget”, we mean that we still expect the final project capital cost to fall within the current range of uncertainty for the project. Even at this stage, the uncertainties in the estimating process and the impact of future events, can and will cause actual results to differ, in some cases materially, from our estimates.

(2)          Total project cost is subject to change until all accounts are final.

(3)          Excludes costs associated with bitumen feed.

(4)          See page 10 for discussion.

Derivative Financial Instruments

During the third quarter of 2005, we resumed our strategic crude oil hedging program, permitting us to fix a price or range of prices for a percentage of our total production of crude oil for specified periods of time. During the third quarter of 2005 we entered into agreements covering 7,000 bpd beginning January 1, 2006 and ending December 31, 2007. Prices for these barrels are fixed within a range of US$50 per barrel to an average of about US$92 per barrel WTI. The company will consider entering further hedges up to 30% of production if strategic opportunities are available.

These new hedges are in addition to the crude oil hedges covering 36,000 bpd of production that were placed prior to 2004. These hedges expire at the end of 2005.

For accounting purposes, amounts received or paid on settlement of hedge contracts are recorded as part of the related hedged sales or purchase transactions in the Consolidated Statements of Earnings. In the third quarter of 2005, strategic crude oil hedging decreased our after-tax net earnings by $102 million, compared with $115 million in the third quarter of 2004.

The fair value of strategic derivative hedging instruments is the estimated amount, based on brokers’ quotes and/or internal valuation models, the company would receive (pay) to terminate the contracts. Such amounts, which also represent the unrecognized and unrecorded gain (loss), on the contracts, were as follows at September 30:

($ millions)	2005	2004
Revenue hedge swaps and options	(184)	(586)
Cost and margin hedge swaps	(17)	—
Interest rate swaps	27	26
	(174)	(560)

We also use derivative instruments to hedge risks specific to individual transactions. The estimated fair value of these instruments was $14 million at September 30, 2005 compared to $9 million at December 31, 2004.

Energy Marketing and Trading Activities

For the quarter ended September 30, 2005, we recorded a net pretax gain of $3 million compared to the $3 million gain recorded during the third quarter of 2004, related to the settlement and revaluation of financial energy trading contracts. In the third quarter, the settlement of physical trading activities resulted in a net pretax gain of $1 million compared to a $2 million pretax gain in the third quarter of 2004. These gains were included as energy marketing and trading activities in the Consolidated Statement of Earnings. The above amounts do not include the impact of related general and administrative costs. Total after tax energy marketing and trading activities resulted in a gain of $2 million for the quarter ended September 30, 2005, unchanged from the third quarter of 2004. The fair value of unsettled financial energy trading assets and liabilities at September 30, 2005 and December 31, 2004 were as follows:

($ millions)	2005	2004
Energy trading assets	114	26
Energy trading liabilities	101	9

Control Environment

Based on their evaluation as of September 30, 2005, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures (as defined in Rules 13(a) - 15(e) and 15(d) - 15(e) under the United States Securities and Exchange Act of 1934 (the Exchange Act)) are effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. In addition, other than as described below, as of September 30, 2005, there were no changes in our internal control over financial reporting that occurred during the nine month period ended September 30, 2005 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting. We will continue to periodically evaluate our disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

We are currently in the process of implementing an enterprise resource planning (ERP) system in all of our businesses to support our growth plan. The phased implementation is currently planned to be completed during 2006. Implementing an ERP system on a widespread basis involves significant changes in business processes and extensive training. We believe a phased-in approach reduces the risks associated with making these changes. We believe we are taking the necessary steps to monitor and maintain appropriate internal controls during this transition period. These steps include deploying resources to mitigate internal control risks and performing additional verifications and testing to ensure data integrity.

We have concluded that our disclosure controls and procedures have operated effectively and free of any material weaknesses for the quarter ended September 30, 2005. In connection with the continued implementation of our ERP system, we expect there will be a significant redesign of processes during 2006, some of which relate to internal control over financial reporting and disclosure controls and procedures.

As a result of our acquisition of the Colorado Refining Company, we are working to integrate the new assets and operations into the existing R&M U.S.A. internal control system. In the interim, we have implemented compensating controls and procedures to monitor and maintain appropriate internal controls during this transition period.

Change in Accounting Policies

Effective January 1, 2005, we retroactively adopted the Canadian Accounting Standards Board amendment to Handbook Section 3860 “Financial Instruments — Disclosure and Presentation”. The amendment requires that certain obligations that must or could be settled with an entity’s own equity investments, be presented as liabilities. Accordingly, we have reclassified our preferred securities from equity to long-term debt, resulting in an increase to property, plant and equipment of $37 million, an increase in future tax liabilities of $13 million and an increase in retained earnings of $24 million. Effective January 1, 2005, we retroactively adopted the Canadian Accounting Standards Board amendment to Handbook Section 3860 “Financial Instruments — Disclosure and Presentation”. The amendment requires that certain obligations that must or could be settled with an entity’s own equity investments, be presented as liabilities. Accordingly, we have reclassified our preferred securities from equity to long-term debt, resulting in an increase to property, plant and equipment of $37 million, an increase in future tax liabilities of $13 million and an increase in retained earnings of $24 million.

Also on January 1, 2005 we adopted Canadian Accounting Guideline 15 (AcG 15), “Consolidation of Variable Interest Entities (VIEs)” without restatement of prior periods. The guideline requires consolidation of a VIE where the company will absorb a majority of a VIE’s losses, receive a majority of its returns, or both. Accordingly, we consolidated a VIE related to an equipment sale and leaseback arrangement with a third party which was entered into in 1999. The third party’s sole asset is the equipment sold to it and leased back by us. The impact of adopting this guideline was an increase to property, plant and equipment of $14 million, an increase to materials and supplies inventory of $8 million and an increase to long-term debt of $22 million.

Non GAAP Financial Measures

Certain financial measures referred to in this MD&A, namely cash flow from operations, return on capital employed (ROCE) and Oil Sands cash and total operating costs per barrel, are not prescribed by GAAP. These non GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. Suncor includes these non GAAP financial measures because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Suncor provides a detailed numerical reconciliation of ROCE on an annual basis in the company’s annual MD&A, which is to be read in conjunction with the company’s annual consolidated financial statements. For a summarized narrative reconciliation of ROCE calculated on a September 30, 2005 interim basis, please refer to page 29 of the Quarterly Shareholders’ Report.

Cash flow from operations is expressed before changes in non-cash working capital. A reconciliation of net earnings to cash flow from operations is provided in the Schedules of Segmented Data, which are an integral part of Suncor’s September 30, 2005 unaudited interim consolidated financial statements.

A reconciliation of cash flow from operations on a per common share basis is presented in the following table:

			3 months ended September 30		9 months ended September 30
			2005	2004	2005	2004
Cash flow from operations ($ millions)	A		651	585	1 250	1 489
Weighted average number of common
shares outstanding (millions of shares)	B		457	453	456	453
Cash flow from operations (per share)	(A / B	)	1.42	1.29	2.74	3.29

The following tables outline the reconciliation of Oil Sands cash and total operating costs to expenses included in the Schedules of Segmented Data in the company’s financial statements. Amounts included in the tables below for base operations and Firebag in-situ reconcile to the schedules of segmented data when combined.

OIL SANDS OPERATING COSTS — BASE OPERATIONS

		Quarter ended September 30				9 months ended September 30
		2005		2004(1)		2005		2004(1)
		$ millions	$/barrel	$ millions	$/barrel	$ millions	$/barrel	$ millions	$/barrel
Operating, selling and general expenses		238		174		630		614
Less: natural gas costs and inventory changes		(44)		4		(121)		(80)
Accretion of asset retirement obligations		7		5		18		15
Taxes other than income taxes		8		7		22		21
Cash costs		209	18.00	190	9.00	549	16.50	570	9.45
Natural gas		53	4.60	30	1.40	133	4.00	117	1.90
Imported bitumen (net of other reported product purchases)		—	—	2	0.10	1	—	11	0.20
Cash operating costs	A	262	22.60	222	10.50	683	20.50	698	11.55
Start-up costs		—	—	1		—	—	23
Add: in-situ inventory changes		—	—	—		—	—	2
Less: pre-start-up commissioning costs		—	—	(1)		—	—	(1)
In-situ (Firebag) start-up costs	B	—	—	—	—	—	—	24	0.40
Total cash operating costs	A+B	262	22.60	222	10.50	683	20.50	722	11.95
Depreciation, depletion and amortization		103	9.00	121	5.70	306	9.20	364	6.00
Total operating costs		365	31.60	343	16.20	989	29.70	1 086	17.95
Production (thousands of barrels per day)		125.2		230.2		122.0		220.3

OIL SANDS OPERATING COSTS — FIREBAG IN-SITU BITUMEN PRODUCTION

	Quarter ended September 30				9 months ended September 30
	2005		2004(1)		2005		2004(1)
	$ millions	$/barrel	$ millions	$/barrel	$ millions	$/barrel	$ millions	$/barrel
Operating, selling and general expenses	43		19		103		43
Less: natural gas costs and inventory changes	(29)		(9)		(58)		(24)
Accretion of asset retirement obligations	—		—				—
Taxes other than income taxes	—		—				—
Cash costs	14	6.85	10	14.90	45	9.70	19	9.30
Natural gas	29	13.70	8	11.90	58	12.80	24	11.70
Cash operating costs	43	20.55	18	26.80	103	22.50	43	21.00
Depreciation, depletion and amortization	9	4.10	5	7.45	23	4.95	13	6.35
Total operating costs	52	24.65	23	34.25	126	27.45	56	27.35
Production (thousands of barrels per day)	23.0		7.3		16.8		11.2

(1)               Production in the base operations for the nine months ended September 30, 2004 includes Firebag in-situ volumes of 5,900 bpd produced in the first quarter of 2004 during the Firebag start-up period.

legal notice —

forward-looking information

This management’s discussion and analysis contains certain forward-looking statements that are based on our current expectations, estimates, projections and assumptions that were made by us in light of our experience and our perception of historical trends.

All statements that address expectations or projections about the future, including statements about our strategy for growth, expected and future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results and expected impact of future commitments, are forward-looking statements. Some of the forward-looking statements may be identified by words or phrases like “outlook,” “may,”“expects,” “anticipates,” “planned,” “intends,” “believes,” “could,” “should,” “would,” “future,” “strategy,” “sets the stage,” “focus,” “scheduled,” “goal,” “proposed,” “continue,” “target,” “forecast,” “objective,” “budgeted,” “estimate,” and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Our actual results may differ materially from those expressed or implied by our forward-looking statements and readers are cautioned not to place undue reliance on them.

The risks, uncertainties and other factors that could influence actual results include but are not limited to changes in the general economic, market and business conditions; fluctuations in supply and demand for our products; commodity prices and currency exchange rates; our ability to respond to changing markets and to receive timely regulatory approvals; the successful and timely implementation of capital projects including growth projects (for example the Firebag in-situ development and Voyageur) and regulatory projects (for example, the clean fuels refinery modifications projects in our downstream businesses); the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering needed to reduce the margin of error and increase the level of accuracy; the integrity and reliability of our capital assets; the cumulative impact of other resource development; future environmental laws; the accuracy of our reserve, resource and future production estimates and our success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations and joint venture partners; the availability and cost of resources, including labour required to complete growth projects in the Fort McMurray competitive environment; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; other uncertainties resulting from potential delays or changes in plans with respect to projects or capital expenditures; actions by governmental authorities including the imposition of taxes or changes to fees and royalties, changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; and the occurrence of unexpected events such as the January 2005 fire, blowouts, freeze-ups, equipment failures and other similar events affecting us or other parties whose operations or assets directly or indirectly affect us.

The foregoing important factors are not exhaustive. Many of these risk factors are discussed in further detail throughout this Management’s Discussion and Analysis and in the company’s Annual Information Form/Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission (SEC) at www.sec.gov. Readers are also referred to the risk factors described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.